June 1, 2018

Kevin Booth
Chief Executive Officer
Tenaya Group Inc.
8583 Skyline Drive
Los Angeles, CA 90046

       Re: Tenaya Group Inc.
           Registration Statement on Form S-1
           Filed May 29, 2018
           File No. 333-225261

Dear Mr. Booth:

        Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, you have omitted interim financial statements satisfying the requirements of Article 8-03 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

       If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

      Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Andrew
Mew, Senior Assistant Chief Accountant, at (202) 551-3377 with any questions.



                                                              Division of
Corporation Finance
                                                              Office of
Transportation and Leisure
cc:    Elaine A. Dowling, Esq.